Exhibit 99.1

Caledonia Mining Corporation Plc

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation Plc:

Management has prepared the information and representations in this interim report. The unaudited condensed consolidated interim financial statements of Caledonia Mining Corporation Plc and its subsidiaries (the “Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the unaudited condensed consolidated interim financial statements are presented fairly, in all material respects.

The accompanying Management Discussion and Analysis (“MD&A”) also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Group maintains adequate systems of internal accounting and administrative controls, within reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information are produced.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”). Any system of ICFR, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

At March 31, 2019 management evaluated the effectiveness of the Group’s ICFR and concluded that such ICFR was effective.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent directors. This Committee meets periodically with management and the external auditor to review accounting, auditing, internal control and financial reporting matters.

These condensed consolidated interim financial statements have not been audited by the Group’s auditor.

The unaudited condensed consolidated interim financial statements for the period ended March 31, 2019 were approved by the Board of Directors and signed on its behalf on May 14, 2019.

(Signed) S. R. Curtis	(Signed) J.M. Learmonth

Chief Executive Officer	Chief Financial Officer

1

Caledonia Mining Corporation Plc
Condensed consolidated statements of profit or loss and other comprehensive income

(in thousands of United States dollars, unless indicated otherwise)

For the three months ended March 31,

Unaudited

	Note	2019	2018
Revenue		15,920	18,059
Less: Royalties		(819)	(904)
Production costs	6	(9,769)	(10,010)
Depreciation		(1,048)	(922)
Gross profit		4,284	6,223
Other income	7	1,289	1,381
Other expenses		(89)	-
Administrative expenses	8	(1,396)	(1,542)
Profit on sale of subsidiary	9	5,409	-
Equity-settled share-based expense		-	(14)
Cash-settled share-based expense	10	(361)	(114)
Net foreign exchange gain	11	3,280	71
Gold hedge expense	12	(130)	-
Operating profit		12,286	6,005
Finance income		6	8
Finance cost		(54)	(24)
Profit before tax		12,238	5,989
Tax expense		(1,519)	(2,110)
Profit for the period		10,719	3,879
Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations		(144)	208
Reclassification of accumulated exchange differences on the sale of subsidiary	9	(2,109)	-
Total comprehensive income for the period		8,466	4,087
Profit attributable to:
Owners of the Company		9,318	3,154
Non-controlling interests		1,401	725
Profit for the period		10,719	3,879
Total comprehensive income attributable to:
Owners of the Company		7,065	3,362
Non-controlling interests		1,401	725
Total comprehensive income for the period		8,466	4,087

Earnings per share
Basic earnings per share ($)		0.89	0.29
Diluted earnings per share ($)		0.89	0.29

The accompanying notes on page 6 to 21 are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board: “S.R. Curtis”- Chief Executive Officer and “J.M. Learmonth”- Chief Financial Officer.

2

Caledonia Mining Corporation Plc

Condensed consolidated statements of financial position

(in thousands of United States dollars, unless indicated otherwise)

Unaudited

		March 31,	December 31,
As at	Note	2019	2018
Assets
Property, plant and equipment	13	101,592	97,427
Trade and other receivables	15	967	-
Deferred tax asset		66	98
Total non-current assets		102,625	97,525

Inventories	14	9,068	9,427
Prepayments		1,077	866
Trade and other receivables	15	5,456	6,392
Gold hedge	9	194	-
Cash and cash equivalents		9,742	11,187
		25,537	27,872
Assets held for sale		-	296
Total current assets		25,537	28,168
Total assets		128,162	125,693

Equity and liabilities
Share capital		55,995	55,102
Reserves		140,537	142,790
Retained loss		(118,849)	(127,429)
Equity attributable to shareholders		77,683	70,463
Non-controlling interests		9,746	8,345
Total equity		87,429	78,808

Liabilities
Provisions		3,314	3,309
Deferred tax liability		24,122	23,328
Long-term portion of term loan facility		1,987	5,960
Cash-settled share-based payments – long term portion		271	2,090
Total non-current liabilities		29,694	34,687

Cash-settled share-based payments – short term portion		134	-
Trade and other payables		9,700	10,051
Income tax payable		1,205	1,538
		11,039	11,589
Liabilities associated with assets held for sale		-	609
Total current liabilities		11,039	12,198
Total liabilities		40,733	46,885
Total equity and liabilities		128,162	125,693

The accompanying notes on pages 6 to 21 are an integral part of these condensed consolidated interim financial statements.

3

Caledonia Mining Corporation Plc

Condensed consolidated statements of changes in equity

(in thousands of United States dollars, unless indicated otherwise)

Unaudited

	Share Capital	Foreign Currency Translation Reserve	Contributed Surplus	Equity-settled share-based Payment Reserve	Retained loss	Total	Non- controlling interests (NCI)	Total Equity

Balance at December 31, 2017	55,002	(5,885)	132,591	16,746	(135,287)	63,267	5,944	69,211
Transactions with owners:
Equity-settled share-based expense		-	-	14	-	14	-	14
Dividends paid	-	-	-	-	(737)	(737)	(162)	(899)
Total comprehensive income:
Profit for the period	-	-	-	-	3,154	3,154	725	3,879
Other comprehensive income for the period	-	208	-	-	-	208	-	208
Balance at March 31, 2018	55,002	(5,677)	132,591	16,760	(132,870)	65,906	6,507	72,413

Balance at December 31, 2018	55,102	(6,561)	132,591	16,760	(127,429)	70,463	8,345	78,808
Transactions with owners:
Dividend paid	-	-	-	-	(738)	(738)	-	(738)
Shares issued (Note 10(a))	893	-	-	-	-	893	-	893
Total comprehensive income:
Profit for the period	-	-	-	-	9,318	9,318	1,401	10,719
Other comprehensive income for the period	-	(2,253)	-	-	-	(2,253)	-	(2,253)
Balance at March 31, 2019	55,995	(8,814)	132,591	16,760	(118,849)	77,683	9,746	87,429

The accompanying notes on page 6 to 21 are an integral part of these condensed consolidated interim financial statements.

4

Caledonia Mining Corporation Plc

Condensed consolidated statements of cash flows

(In thousands of United States dollars, unless indicated otherwise)

For the three months ended March 31,

Unaudited

	Note	2019	2018
Cash generated by operations	16	6,633	7,684
Net interest paid		(112)	(38)
Tax paid		(246)	(601)
Net cash from operating activities		6,275	7,045

Cash flows from investing activities
Acquisition of property, plant and equipment		(5,140)	(5,158)
Proceeds from disposal of subsidiary	9	1,000	-
Net cash used in investing activities		(4,140)	(5,158)

Cash flows from financing activities
Dividends paid		(738)	(899)
Repayments of term-loan facility		-	(375)
Net cash used in financing activities		(738)	(1,274)

Net increase in cash and cash equivalents		1,397	613
Effect of exchange rate fluctuations on cash held		(2,842)	11
Net cash and cash equivalents at beginning of quarter		11,187	12,756
Net cash and cash equivalents at quarter end		9,742	13,380

The accompanying notes on page 6 to 21 are an integral part of these condensed consolidated interim financial statements.

5

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States dollars, unless indicated otherwise)

1   Reporting entity

Caledonia Mining Corporation Plc (the “Company”) is a company domiciled in Jersey, Channel Islands. The address of the Company’s registered office is 3rd Floor, Weighbridge House, St Helier, Jersey, Channel Islands. These unaudited condensed consolidated interim financial statements as at and for the 3 months ended March 31, 2019 comprise the Company and its subsidiaries (the “Group”). The Group is primarily involved in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

Caledonia’s shares are listed on the NYSE American stock exchange (symbol - “CMCL”) and on the Toronto Stock Exchange (symbol - “CAL”). Depository interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol - “CMCL”).

2   Basis for preparation

i)   Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all the information required for full annual financial statements. Accordingly, certain information and disclosures normally included in the annual financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2018.

ii)   Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for:

•	equity-settled share-based payment arrangements measured at fair value on grant date;

•	cash-settled share-based payment arrangements measured at fair value on grant and re-measurement dates; and

•	derivative financial instruments measured at fair value.

iii)   Functional currency

These unaudited condensed consolidated interim financial statements are presented in United States dollars (“$”), which is also the functional currency of the Company. All financial information presented in United States dollars have been rounded to the nearest thousand, unless indicated otherwise. Refer to note 11 for changes to the RTGS$ currency and the effect thereof on the statement of profit or loss and other comprehensive income.

3   Use of accounting assumptions, estimates and judgements

In preparing these unaudited condensed consolidated interim financial statements, management has made accounting assumptions, estimates and judgements that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Changes in estimates are recognised prospectively.

6

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States dollars, unless indicated otherwise)

4   Significant accounting policies

The same accounting policies and methods of computation have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements as compared to the Group’s annual financial statements for the year ended December 31, 2018. In addition, the accounting policies have been applied consistently by the Group entities.

5   Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 the Group announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Zimbabwean company owning the Blanket Mine (also referred to herein as “Blanket” or “Blanket Mine” as the context requires) for a paid transactional value of $30.09 million. Pursuant to the above, members of the Group entered into agreements with each indigenous shareholder to transfer 51% of the Group’s ownership interest in Blanket Mine whereby it:

•	sold a 16% interest to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for $11.74 million;

•	sold a 15% interest to Fremiro Investments (Private) Limited (“Fremiro”), which is owned by indigenous Zimbabweans, for $11.01 million;

•	sold a 10% interest to Blanket Employee Trust Services (Private) Limited (“BETS”) for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (“Employee Trust”) with Blanket Mine’s employees holding participation units in the Employee Trust; and

•	donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (“Community Trust”). In addition, Blanket Mine paid a non-refundable donation of $1 million to the Community Trust.

The Group facilitated the vendor funding of these transactions which is repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. Following a modification to the interest rate on June 23, 2017, outstanding balances on these facilitation loans attract interest at a rate of the lower of a fixed 7.25% per annum payable quarterly or 80% of the Blanket Mine dividend in the quarter. The timing of the repayment of the loans depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine. The facilitation loans relating to the Group were transferred as dividends in specie intra Group and now the loans and most of the interest thereon is payable to the Company.

7

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States dollars, unless indicated otherwise)

5   Blanket Zimbabwe Indigenisation Transaction (continued)

On November 5, 2018 the Company and Fremiro entered into a sale agreement for Caledonia to purchase Femiro’s 15% shareholding in Blanket Mine. As at the date of approval of these financial statements the transaction remained subject to, amongst other things, approvals from various Zimbabwean regulatory authorities to be effective. In terms of the sale agreement, the Company plans to issue 727,266 shares at $7.15 per share to Fremiro for the cancellation of their facilitation loan which stood at $11,466 as at June 30, 2018 and the purchase of their 15% shareholding in Blanket Mine, increasing the Company’s total shareholding in Blanket Mine to 64%. The Company will continue to consolidate Blanket Mine in the consolidated financial statements after the transaction becomes effective.

Accounting treatment

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly owned subsidiary of the Company, performed a re-assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket Mine after the indigenisation and accordingly the subscription agreements with the indigenous shareholders have been accounted for as a transaction with non-controlling interests and as a share based payment transaction.

The subscription agreements, concluded on February 20, 2012, were accounted for as follows:

•	Non-controlling interests (“NCI”) were recognised on the portion of shareholding upon which dividends declared by Blanket Mine will accrue unconditionally to equity holders as follows:

(a)	20% of the 16% shareholding of NIEEF;

(b)	20% of the 15% shareholding of Fremiro; and

(c)	100% of the 10% shareholding of the Community Trust.

•	This effectively means that NCI is recognised at 16.2% of the net assets of Blanket Mine.

•	The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interests to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans including interest. At March 31, 2019 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.

•	The transaction with BETS is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.

•	The Employee Trust and BETS are entities effectively controlled and consolidated by Blanket Mine. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

8

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States dollars, unless indicated otherwise)

5   Blanket Zimbabwe Indigenisation Transaction (continued)

Amendments to the facilitation and advanced dividend loan agreements

Interest modification

On June 23, 2017, the Group, Blanket Mine and the indigenous shareholders of Blanket Mine reached agreement to change the interest terms of the facilitation and advanced dividend loan agreements. The agreements changed the interest rate from the previously agreed 12 month LIBOR plus 10% to the lower of a fixed 7.25% per annum, payable quarterly or 80% of the Blanket Mine dividend in the quarter. The modification was considered beneficial to the indigenous shareholders and gave rise to an equity-settled share-based expense of $806 on June 23, 2017 when all parties reached agreement to modify the interest charged. It was agreed that the interest change was to be applied to the facilitation and advanced dividend loan balances from January 1, 2017.

Dividend and interest moratorium

Blanket Mine suspended dividend payments from January 1, 2015 until August 1, 2016 to facilitate capital expenditure on the Blanket Mine investment plan. As a result, the repayments of facilitation loans by the indigenous shareholders were also suspended. A moratorium was placed on the interest of the facilitation and advanced dividend loans until such time as dividends resumed. Due to the suspension of dividends and the moratorium on interest, no repayments were made or interest accumulated from December 31, 2014 until July 31, 2016. The dividends and interest resumed on August 1, 2016, when Blanket Mine declared a dividend. The amendment was not considered beneficial to the indigenous shareholders.

Blanket Mine’s indigenisation shareholding percentages and facilitation loan balances

				Balance of facilitation loan #
USD	Shareholding	NCI Recognised	NCI subject to facilitation loan	March 31, 2019	Dec 31, 2018
NIEEF	16%	3.2%	12.8%	11,876	11,876
Fremiro	15%	3.0%	12.0%	11,466	11,466
Community Trust	10%	10.0%	-	-	-
BETS ~	10%	- *	- *	7,644	7,644
	51%	16.2%	24.8%	30,986	30,986

9

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States dollars, unless indicated otherwise)

5       Blanket Zimbabwe Indigenisation Transaction (continued)

Amendments to the facilitation and advanced dividend loan agreements (continued)

The balance on the facilitation loans is reconciled as follows:

	2019	2018
Balance at January 1,	30,986	31,052
Dividends used to repay loans	-	(618)
Interest accrued	-	563
Balance at March 31,	30,986	30,997

* The shares held by BETS are effectively treated as treasury shares (see above).

~ Accounted for under IAS19 Employee Benefits.

# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable.

Advance dividends

In anticipation of completion of the underlying subscription agreements, Blanket Mine agreed to an advance dividend arrangements with NIEEF and the Community Trust as follows:

Advances made to the Community Trust against their right to receive dividends declared by Blanket Mine on their shareholding as follows:

•	a $2 million payment on or before September 30, 2012;

•	a $1 million payment on or before February 28, 2013; and

•	a $1 million payment on or before April 30, 2013.

These advance payments were debited to a loan account bearing interest at a rate at the lower of a fixed 7.25% per annum, payable quarterly or the Blanket Mine dividend in the quarter to the advanced dividend loan holder. The loan is repayable by way of set off of future dividends on the Blanket Mine shares owned by the Community Trust. Advances made to NIEEF as an advanced dividend loan before 2013 have been settled through Blanket Mine dividend repayments in 2014.

The advance dividend payments were recognised as distributions to shareholders and they are classified as equity instruments. The loans arising are not recognised as loans receivable, because repayment is by way of uncertain future dividends.

The movement in the advance dividend loan to the Community Trust is reconciled as follows:

	2019	2018
Balance at January 1,	2,053	2,606
Dividends used to repay advance dividends	-	(200)
Interest accrued	-	46
Balance at March 31,	2,053	2,452

10

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States dollars, unless indicated otherwise)

6   Production costs

	2019	2018
Salaries and wages	3,766	3,898
Consumable materials	2,824	2,872
Electricity costs	2,268	2,201
Site restoration	-	9
Evaluation	74	88
Safety	146	181
Cash-settled share-based expense (note 10)	68	15
On mine administration	623	746
	9,769	10,010

7   Other income

	2019	2018
Government grant – Gold sale export incentive	866	1,364
Government grant – Enhanced gold price	323	-
Other	100	17
	1,289	1,381

Government grant – Gold sale export incentive

From May 2016 the Reserve Bank of Zimbabwe (“RBZ”) announced an export credit incentive (“ECI”) on the gold proceeds received for all large-scale gold mine producers. On January 1, 2018 the ECI decreased from 3,5% to 2,5% and on February 1, 2018, increased to 10%. Cash receipts of the ECI were received in Blanket’s RTGS$ account. In the monetary policy statement issued on February 20, 2019 the RBZ announced the cancellation of the ECI.

Government grants – Enhanced gold price

Blanket is contractually entitled to receive the London bullion market association gold price which is fixed in the afternoon of the day after the bullion delivered by Blanket to Fidelity Printers and Refiners (Pvt) Ltd (“Fidelity”) has been assayed (“LBMA fixed price”). In terms of the contract with Fidelity, 55% of Blanket’s proceeds are received as US Dollars and the remainder is received as RTGS$. The amount of RTGS$ to be received is calculated at the mid-price of the RTGS$/US Dollar interbank exchange rate. From March 6, 2019 Blanket received an additional amount over and above the LBMA fixed price in the same ratio of US Dollars to RTGS$ as its contractual cash flows. No formal communication has been received from Fidelity or the RBZ as to the terms, conditions and tax treatment of these additional receipts. All government grants were fully received at the date of issue of these financial statements.

11

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States dollars, unless indicated otherwise)

8   Administrative expenses

	2019	2018
Investor relations	128	240
Audit fee	59	67
Advisory services fee	168	150
Listing fees	77	111
Directors fees company	56	57
Directors fees Blanket	3	12
Employee costs	706	694
Other office administration costs	116	98
Travel costs	66	69
Eersteling Gold Mine administration costs	17	44
	1,396	1,542

9   Sale of subsidiary

On May 31, 2018 the Group entered into an amended share sale agreement with SH Mineral Investments Proprietary Limited (“SH Minerals”) to sell the shares and claims of Eersteling Gold Mining Company Limited (“Eersteling”), a South African subsidiary previously consolidated as part of the Group, that has been on care and maintenance since 1997. The amended share sale agreement allowed for a purchase price of $3 million which will be settled by three payments of $1 million payable on the completion date, 12 and 18 months after the completion date. On January 31, 2019 all suspensive conditions for the sale were met, ZAR13.9 million ($1 million) was received as payment towards the purchase price and the Group transferred the registered and beneficial ownership of Eersteling to SH Minerals.

Details of the disposal are as follows:

Carrying amounts of net assets over which control was lost:	2019
Non-current assets
Property, plant and equipment	227

Current assets
Trade and other receivables	84
Total assets	311

Non-current liabilities
Rehabilitation provision	650

Current liabilities
Trade and other payables	8
Total liabilities	658

Consideration receivable:
Cash received	1,000
Deferred consideration (note 15)	1,953
Total consideration	2,953

12

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States dollars, unless indicated otherwise)

9   Sale of subsidiary (continued)

2019
Profit on sale of subsidiary:
Net liabilities derecognised	347
Cumulative exchange differences in respect of the net liabilities of the subsidiary reclassified from equity on loss of control of subsidiary	2,109
Fair value of consideration receivable	2,953
Profit on sale of subsidiary	5,409

10       Cash-settled share-based payments

The Group has expensed the following cash-settled share-based payment arrangements for the quarter ended March 31:

	Note	2019	2018
Restricted Share Units and Performance Units	10 (a)	346	88
Caledonia Mining South Africa employee incentive scheme	10 (b)	15	26
		361	114

(a)  Restricted Share Units and Performance Units

Certain key management members were granted Restricted Share Units (“RSUs”) and Performance Units (”PUs”) pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan. All RSUs and PUs were granted and approved by the Compensation Committee of the Board of Directors.

RSUs vest three years after grant date given that the service condition of the relevant employees have been fulfilled. The value of the vested RSUs is the number of RSUs vested multiplied by the fair market value of the Company’s shares, as specified by the plan, on date of settlement.

PUs have a service condition and a performance period of three years. The performance condition is based on key business metrics and includes production cost, gold production and/or central shaft depth targets. The number of PUs that vest will be the PUs granted multiplied by the Performance Multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

RSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional RSUs at the then applicable share price calculated at the average Bank of Canada rate immediately preceding the dividend payment. PUs have rights to dividends only after they have vested.

On January 11, 2019 and March 23, 2019 81,614 RSUs and 324,694 PUs vested. These RSUs and PUs were settled by a cash payment of $1,221 and by the issue of 146,751 shares to the value of $893.

The fair value of the RSU liability, at the reporting date, was based on the Black Scholes option valuation model. The fair value of the PU liability, at the reporting date, was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation. At the reporting date the PU performance multiplier was estimated at between 93-100% when calculating the liability. The liability as at March 31, 2019 amounted to $343 (December 31, 2018: $2,043). Included in the liability as at March 31, 2019 is an amount of $68 (March 31, 2018: $15) that was expensed and classified as production costs; refer to note 6.

13

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States dollars, unless indicated otherwise)

10  Cash-settled share-based payments (continued)

(a)  Restricted Share units and Performance Units           (continued)

The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability on March 31:

	2019		2018
	RSUs	PUs	RSUs	PUs
Fair value (USD)	$5.85	$5.49-5.79	$6.86	$6.65
Share price (USD)	$5.85	$5.85	$6.86	$6.86
Performance multiplier percentage	-	93-100%	-	94%

Share units granted:
	RSUs	PUs	RSUs	PUs
Grant - January 11, 2016	60,645	242,579	60,645	242,579
Grant - March 23, 2016	10,965	43,871	10,965	43,871
Grant - June 8, 2016	5,117	20,470	5,117	20,470
Grant - January 19, 2018	4,443	17,774	4,443	17,774
RSU dividend reinvestments	11,087	-	8,143	-
Settlements	(81,615)	(324,694)	-	-
Grant January 11, 2019	-	124,027	-	-
Total awards at March 31	10,642	124,027	89,313	324,694

(b)   Caledonia Mining South Africa employee incentive scheme

During July 2017 and August 2018, Caledonia Mining South Africa Proprietary Limited granted 37,330 and 5,918 awards respectively to certain of its employees that entitle them to a cash pay-out at the Company’s share price on November 30, each year over a 3 year period from the grant date. The cash-settled share-based payment liability was calculated based on the number of awards expected to vest multiplied by the Company’s Black Scholes option valuation fair value of £4.60 at the reporting date and apportioned for the quantity vested over the total vesting period. The liability relating to these cash-settled share-based payment awards amounted to $62 (December 31, 2017: $47) and the expense amounted to $15 (March 31, 2018: $26) for the quarter ended March 31, 2019. The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability for the quarter ended March 31, 2019.

	2019	2018
	Awards
Grant - July 2017 (3 year term)	37,330	37,330
Grant - August 2018 (3 year term)	5,918	-
Awards paid out	(33,875)	(12,447)
Total awards outstanding March 31	9,373	24,883

Estimated awards expected to vest at March 31	100%	100%

14

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States dollars, unless indicated otherwise)

11   Net foreign exchange gain

On October 1, 2018 the RBZ issued a directive to Zimbabwean banks to separate foreign currency from RTGS$ on the accounts held by their clients and pegged the RTGS$ at 1:1 to the US Dollar. On February 20, 2019 the RBZ issued a further monetary policy statement, which allowed inter-bank trading between RTGS$ and foreign currency. The interbank rate was introduced at 2.5 RTGS$ to 1 US Dollar and traded at 3.0013 RTGS$ to 1 US Dollar as at March 31, 2019. Throughout these announcements and to the date of issue of these financial statements the US Dollar has remained the primary currency in which the Group’s Zimbabwean entities operate and the functional currency of these entities. The table below illustrates the effect the weakening of the RTGS$ and other non-RTGS$ currencies had, against the US Dollar, on the statement of profit or loss and other comprehensive income per monetary asset and liability. Post quarter end the RTGS$ continued to weaken against the US Dollar.

	Unrealised Foreign exchange gain/(loss)
Monetary asset or liability	2019	2018
Monetary balances denominated in RTGS$
Term loan	3,976	-
Cash and cash equivalents	(2,842)	-
Trade and other receivables	(2,100)	-
Trade and other payables	3,720	-
Income tax payable	780	-
	3,534	-
Monetary balances denominated in other currencies	(254)	71
Net foreign exchange gain	3,280	71

12   Gold hedge

On January 10, 2019 the Company entered into a hedge in respect of 4,500 ounces of gold per month from February to June 2019. The hedge protects the Company if the gold price falls below $1,250 per ounce and was entered into by the Company for economic hedging purposes to ensure sufficient cash availability for Blanket’s capital investment plan, not as a speculative investment. The total cost of the derivative contract amounted was $324.

15

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States dollars, unless indicated otherwise)

13   Property, plant and equipment

	Land and buildings	Mine development, infrastructure and other	Exploration and Evaluation assets	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Cost

Balance at January 1, 2018	9,434	61,498	6,967	27,881	943	2,329	109,052
Additions*	-	18,719	-	899	202	95	19,915
Impairments	-	(60)	-	(529)	(216)	(17)	(822)
Assets held for sale	(140)	(74)	-	-	-	-	(214)
Reallocations between asset classes	1,068	(5,525)	-	4,457	-	-	-
Foreign exchange movement	(23)	(49)	-	(33)	(6)	(5)	(116)
Balance at December 31, 2018	10,339	74,509	6,967	32,675	923	2,402	127,815
Additions*	-	4,654	50	343	162	-	5,209
Reallocations between asset classes	-	(140)	-	140	-	-	-
Foreign exchange movement	-	-	-	-	29	-	29
Balance at March 31, 2019	10,339	79,023	7,017	33,158	1,114	2,402	133,053

* Included in additions is an amount of $4,851 (December 31, 2018: $19,323) relating to capital work in progress (“CWIP”) and contains $72 (December 31, 2018: $61) of borrowing costs capitalized from the term loan. As at quarter end $67,336 of CWIP was included in the closing balance (December 31, 2018: $62,624).

16

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States dollars, unless indicated otherwise)

13   Property, plant and equipment (continued)

	Land and buildings	Mine development, infrastructure and other	Exploration and Evaluation assets	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Accumulated depreciation and Impairment losses

Balance at January 1, 2018	3,636	5,172	-	15,382	761	2,023	26,974
Depreciation for the year	775	649	-	2,404	99	144	4,071
Impairments	-	-	-	(429)	(170)	(15)	(614)
Foreign exchange movement	-	-	-	-	(41)	(2)	(43)
Balance at December 31, 2018	4,411	5,821	-	17,357	649	2,150	30,388
Depreciation for the 3 month period	222	104	-	632	53	37	1,048
Foreign exchange movement	-	-	-	-	25	-	25
Balance at March 31, 2019	4,633	5,925	-	17,989	727	2,187	31,461
Carrying amounts
At December 31, 2018	5,928	68,688	6,967	15,318	274	252	97,427
At March 31, 2019	5,706	73,098	7,017	15,169	387	215	101,592

17

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States dollars, unless indicated otherwise)

14   Inventories

		December 31,
	2019	2018
Consumable stores	9,068	9,210
Gold in progress	-	217
	9,068	9,427

15   Trade and other receivables

		December 31,
	2019	2018
Deferred consideration for the sale of subsidiary (Note 9)	967	-
Trade and other receivables – long-term portion	967	-

Bullion sales receivable	3,273	2,695
VAT receivables	958	2,743
Deferred consideration for the sale of subsidiary (Note 9)	986	-
Deposits for stores and equipment and other receivables	239	954
Trade and other receivables – short-term portion	5,456	6,392

16    Cash flow information

Non-cash items and information presented separately on the cash flow statement:

	2019	2018
Profit before tax	12,238	5,989
Adjustments for:
Net finance cost	48	16
Unrealised foreign exchange gains	(3,280)	(82)
Cash-settled share-based expense (Note 10)	361	114
Cash-settled share-based expense included in production costs (Note 6)	68	15
Equity-settled share-based expense	(1,221)	14
Rehabilitation restoration	-	9
Gold hedge - unrealised cash portion (Note 12)	(194)	-
Depreciation	1,048	922
Profit on sale of subsidiary (Note 9)	(5,409)	-
Cash generated by operations before working capital changes	3,659	6,997
Inventories	378	(418)
Prepayments	(178)	(561)
Trade and other receivables	(307)	35
Trade and other payables	3,081	1,631
Cash generated by operations	6,633	7,684

18

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States dollars, unless indicated otherwise)

17   Operating Segments

The Group's operating segments have been identified based on geographic areas. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. Zimbabwe and South Africa describe the operations of the Group's reportable segments. The Zimbabwe operating segment comprises Caledonia Holdings Zimbabwe (Private) Limited and subsidiaries. The South Africa geographical segment comprises a gold mine, that is on care and maintenance (and now sold), as well as sales made by Caledonia Mining South Africa Proprietary Limited to the Blanket Mine. The holding company (Caledonia Mining Corporation Plc) and Greenstone Management Services Holdings Limited (a UK company) responsible for administrative functions within the group are taken into consideration in the strategic decision-making process of the CEO and are therefore included in the disclosure below. Reconciling amounts do not represent a separate segment. Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management report that are reviewed by the Group's CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Information about reportable segments

For the 3 months ended March 31, 2019	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Revenue	15,920	2,056	(1,964)	(92)	15,920
Royalty	(819)	-	-	-	(819)
Production costs	(9,752)	(1,823)	1,806	-	(9,769)
Management fee	(571)	571	-	-	-
Depreciation	(1,098)	(33)	83	-	(1,048)
Other income	1,289	-	-	-	1,289
Other expenses	(89)	-	-	-	(89)
Administration expenses	(26)	(542)	-	(828)	(1,396)
Foreign exchange gain	3,282	(60)	-	58	3,280
Profit on sale of subsidiary	-	-	-	5,409	5,409
Gold hedge expense	-	-	-	(130)	(130)
Net finance costs	(53)	4	-	1	(48)
Cash-settled share-based payment expense	(68)	(39)	-	(254)	(361)
Profit before tax	8,015	134	(75)	4,164	12,238
Tax expense	(1,475)	(44)	-	-	(1,519)
Profit after tax	6,540	90	(75)	4,164	10,719

19

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States dollars, unless indicated otherwise)

17   Operating Segments (continued)

As at March 31, 2019	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Geographic segment assets:
Current (excluding intercompany)	18,225	3,724	(14)	3,601	25,537
Non-Current (excluding intercompany)	102,719	662	(1,723)	967	102,625
Expenditure on property, plant and equipment (Note 13)	5,116	277	(184)	-	5,209
Intercompany balances	-	6,578	(47,653)	41,075	-
Geographic segment liabilities:
Current (excluding intercompany)	(9,354)	(1,253)	-	(432)	(11,039)
Non-current (excluding intercompany)	(29,870)	(61)	447	(210)	(29,694)
Intercompany balances	(932)	(32,798)	47,653	(13,923)	-

For the 3 months ended March 31, 2018	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Revenue	18,059	2,895	(2,895)	-	18,059
Royalty	(904)	-	-	-	(904)
Production costs	(10,142)	(2,684)	2,816	-	(10,010)
Management fee	(990)	990	-	-	-
Depreciation	(990)	(12)	80	-	(922)
Other income	1,379	2	-	-	1,381
Administration expenses	(12)	(617)	-	(913)	(1,542)
Foreign exchange gain	-	157	-	(86)	71
Net finance costs	(24)	6	-	2	(16)
Cash-settled share-based payment expense	-	(72)	-	(42)	(114)
Equity-settled share-based payment expense	-	-	-	(14)	(14)
Profit before tax	6,376	665	1	(1,053)	5,989
Tax expense	(1,908)	(202)	-	-	(2,110)
Profit after tax	4,468	463	1	(1,053)	3,879

20

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States dollars, unless indicated otherwise)

17   Operating Segments (continued)

As at December 31, 2018	Zimbabwe	South Africa	Inter-group elimination adjustments	Corporate and other reconciling amounts	Total
Geographic segment assets:
Current (excluding intercompany)	21,505	3,489	(91)	3,265	28,168
Non-current (excluding intercompany)	98,700	466	(1,641)	-	97,525
Expenditure on property, plant and equipment	20,436	370	(891)	-	19,915
Intercompany balances	-	6,926	(46,240)	39,314	-
Assets held for sale	-	296	-	-	296

Geographic segment liabilities
Current (excluding intercompany)	(10,445)	(1,403)	-	(350)	(12,198)
Non-current (excluding intercompany)	(33,043)	(47)	446	(2,043)	(34,687)
Intercompany balances	(1,345)	(33,032)	46,240	(11,863)	-
Liabilities directly associated with assets held for sale		(609)	-	-	(609)

Major customer

Revenues from Fidelity amounted to $15,920 (2018: $18,059) for the 3 months ended March 31.

21

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States dollars, unless indicated otherwise)

DIRECTORS AND OFFICERS at May 14, 2019

BOARD OF DIRECTORS	OFFICERS
L.A. Wilson (2) (3) (4) (5) (7) Chairman of the Board	S. R. Curtis (5) (6) (7) Chief Executive Officer
Non-executive Director	Johannesburg, South Africa
Florida, United States of America

S. R. Curtis (5) (6) (7)	D. Roets (5) (6) (7)
Chief Executive Officer Johannesburg, South Africa	Chief Operating Officer Johannesburg, South Africa

J. L. Kelly (1) (2) (3) (5) (7)	M. Learmonth (5) (7)
Non-executive Director Connecticut, United States of America	Chief Financial Officer Jersey, Channel Islands

J. Holtzhausen (1) (2) (4) (5) (6) (7)	M. Mason (5) (7)
Chairman Audit Committee Non-executive Director, Cape Town, South Africa	VP Corporate Development and Investor Relations London, England

M. Learmonth (5) (7)	A. Chester (5)
Chief Financial Officer Jersey, Channel Islands	General Counsel, Company Secretary and Head of Risk and Compliance Jersey, Channel Islands

John McGloin (1) (3) (4) (6) (7)	Board Committees
Non-executive Director	(1) Audit Committee
Bishops Stortford, United Kingdom	(2) Compensation Committee
(3) Corporate Governance Committee
(4) Nomination Committee
(5) Disclosure Committee
(6) Technical Committee (7) Strategic Planning Committee

22

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States dollars, unless indicated otherwise)

CORPORATE DIRECTORY as at May 14, 2019

CORPORATE OFFICES	SOLICITORS
Jersey – Head and Registered Office	Mourant Ozannes (Jersey)
Caledonia Mining Corporation Plc	22 Grenville Street
3rd Floor	St Helier
Weighbridge House	Jersey
St Helier	Channel Islands
Jersey JE2 3NF

South Africa	Borden Ladner Gervais LLP (Canada)
Caledonia Mining South Africa Proprietary Limited	Suite 4100, Scotia Plaza
P.O. Box 4628	40 King Street West
Weltevreden park	Toronto, Ontario M5H 3Y4 Canada
South Africa

Zimbabwe	Memery Crystal LLP (United Kingdom)
Caledonia Holdings Zimbabwe (Private) Limited	44 Southampton Buildings
P.O. Box CY1277	London WC2A 1AP
Causeway, Harare	United Kingdom
Zimbabwe

Capitalisation (May 14, 2019)	Dorsey & Whitney LLP (US)
Authorised: 10,749,904	TD Canada Trust Tower
Shares, Warrants and Options Issued:	Brookfield Place
Shares: 10,749,904	161 Bay Street
Options: 38,000	Suite 4310
Toronto, Ontario
M5J 2S1 Canada

SHARE TRADING SYMBOLS	AUDITORS
NYSE American - Symbol "CMCL"	BDO South Africa Incorporated
AIM - Symbol “CMCL”	Wanderers Office Park
Toronto Stock Exchange - Symbol “CAL”	52 Corlett Drive
Illovo 2196
South Africa
BANKERS	Tel: +27(0)105907200
Barclays
13 Library Place	REGISTRAR & TRANSFER AGENT
St Helier, Jersey	Computershare
100 University Ave, 8th Floor,
Toronto, Ontario, M5J 2Y1
Tel: +1 416 263 9483

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